================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                SCHEDULE 14D-1/A
                                (Amendment No. 5)
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                ---------------

                      Elsag Bailey Process Automation N.V.
                          Elsag Bailey Financing Trust
                            (Name of Subject Company)
                                ---------------

                           ABB Asea Brown Boveri Ltd.
                     ABB Transportation Participations B.V.
                                    (Bidders)
                                ---------------

                   Common Shares, par value NLG1.00 per share,
                     of Elsag Bailey Process Automation N.V.
            5-1/2% Convertible Trust Originated Preferred Securities
                        of Elsag Bailey Financing Trust
                         (Title of Class of Securities)
                                 ---------------

                         Common Shares:          N2925S101
                         Preferred Securities:   290205301
                                                 290205103
                                                 U28430202
                      (CUSIP Number of Class of Securities)
                                ---------------

                                 Beat Hess, Esq.
                           ABB Asea Brown Boveri Ltd.
                               Affolternstrasse 44
                                  P.O. Box 8131
                                 CH-8050 Zurich
                                   Switzerland
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                                ---------------

                                    Copy to:
                               Gregory Pryor, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200


================================================================================

     This Amendment No. 5 amends and  supplements  the Tender Offer Statement on
Schedule 14D-1 filed on October 20, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by ABB Transportation Participations B.V., a corporation organized under the laws of The Netherlands (the "Purchaser") and a direct, wholly owned subsidiary of ABB Asea Brown Boveri Ltd., a corporation organized under the laws of Switzerland (the "Parent"), to purchase all outstanding (i) common shares, par value NLG 1.00 per share (the "Company Shares"), of Elsag Bailey Process Automation N.V., a corporation organized under the laws of The Netherlands (the "Company"), at a price of $39.30 per Company Share, net to the seller in cash, without interest thereon, and (ii) 5-1/2% Convertible Trust Originated Preferred Securities of Elsag Bailey Financing Trust guaranteed by the Company and convertible into Company Shares (the "Preferred Securities") at a price of $61.21 per Preferred Security, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 1998 (the "Offer to Purchase") and the related Letter of Transmittal.

Item 10.  Additional Information.

Items 10(b), 10(c) and 10(f) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     Reference is made to the press release issued by the Parent on January 8, 1999, the full text of which is set forth in Exhibit (a)(13) and is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following:

Exhibit No.            Description
-----------            -----------

Exhibit (a)(13)        Press release issued on January 8, 1999.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 1999                ABB ASEA BROWN BOVERI LTD.


                                        By:/s/ MATS SACKLEN
                                           -------------------------------------
                                           Name:   Mats Sacklen
                                           Title:  Vice President


                                        By:/s/ ERIC ELZVIK
                                           -------------------------------------
                                           Name:   Eric Elzvik
                                           Title:  Vice President





Dated:  January 8, 1999                ABB TRANSPORTATION PARTICIPATIONS B.V.


                                        By:/s/ J.A. DE RAAD
                                           -------------------------------------
                                           Name:   J.A. De Raad
                                           Title:  Managing Director


                                        By:/s/  BRIAN NORMAN VAN REIJN
                                           -------------------------------------
                                           Name:   Brian Norman van Reijn
                                           Title:  Managing Director